                                                                   Exhibit 99.7


                    [Letterhead of Bromberg & Sunstein LLP]



                              April 28, 1998


Mark V. Tremallo, Esq.
Vice President and General Counsel
Dynatech Corporation
3 New England Executive Park
Burlington, MA 01803

Mr. Michael Burnell
President
Whistler Corporation of America
16 Elizabeth Drive
Chelmsford, MA 01824

     Re:  U. S. Patent No. 4,631,542 to Grimsley
          Our File No.: 2121/501

Dear Mr. Tremallo and Mr. Burnell:

     As independent counsel and at the request of Dynatech Corporation ("Dynatech"), we have reviewed United States Patent No.4,631,542 (the "Patent") and its prosecution history in relation to Dynatech's Whistler series radar detectors. Copies of the Patent and its prosecution history are attached hereto as Exhibits A and B, respectively. This letter is prepared for the sole purpose of advising the corporate addressees in connection with the manufacture and sale of Dynatech's Whistler series radar detectors.

     As you are aware, Cincinnati Microwave, the assignee of the Patent, has, by and through its counsel, asserted that radar detectors sold by Dynatech infringe the Patent. Because this opinion involves matters of judgment about which reasonable persons may differ, we express no opinion concerning the outcome of any litigation.

     Based on the aforementioned review and the above conditions, and for the reasons and subject to the qualifications set forth below, we are of the opinion that:

     (i) method claims 2, 6, 13, and 14 of the Patent are invalid under 35 U.S.C. (S) 102 as being anticipated by Dynatech's radar detector model Whistler 1, prior art that was not considered by the Patent and Trademark Office ("PTO");

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 2

     (ii) method claims 7, 8, 15, and 16 of the Patent are invalid under 35 U.S.C. (S)103 as being unpatentable over Dynatech's radar detector model Whistler 1; and

     (iii) to the extent device claims 1, 3-5 and 9-12 are valid over the prior art, these claims cannot cover the accused Dynatech devices.

                 Dynatech's Whistler Prior Art Radar Detectors
                 ---------------------------------------------

     Radar detectors are manufactured for use in vehicles to alert the driver, by means of an audible or visual indicator, of the presence of microwave emission in bands employed for speed surveillance. Dynatech has long manufactured and sold various models of radar detectors, with the model Q1000 radar detector having been manufactured by Dynatech at least as early as 1979.

     We have considered, particularly, the operation of the model designated as Whistler, or identically Whistler 1 (the "Whistler"), and have reviewed diagrams of the RF circuit and Control Board (Drawing Nos. 205106, and 205119, respectively, attached hereto as Exhibit C) applicable to that model. Sales records indicate that the Whistler 1, which we understand is the identical model to the one designated as "Whistler" in the drawings of Exhibit C, was sold at least as early as August, 1983./1/ Since the Whistler was sold more than a year prior to the September 28, 1984 application date of the Patent, it is prior art to the Patent.

     As shown in Drawing 205106, the Whistler is comprised of an FM demodulator chip (a Motorola MC3359, designated U2) which contains on board, in relevant part, a sweep local oscillator, mixer, demodulator, and broadcast detector. The local oscillator sweeps over a range of frequencies approximately 20 times per second. The output of the local oscillator is mixed, inside the demodulator chip, with any radio signals present at the input of the radar detector. If a signal is encountered in a frequency band used for radar speed surveillance, the broadcast detector on board the FM demodulator chip changes the voltages at pins 15 and 16 of the demodulator chip, thereby generating alarm signals, one of which is subsequently modified in shape ("conditioned") by peak-detection and pulse stretching, and passed to the Control Board over the line designated "ALM."

------------
/1/   Drawing No. 205106 is also applicable to the model Q1200, which we understand to be the structural and functional equivalent of the Whistler 1 and to have been marketed to the trucking industry whereas the Whistler 1 was marketed to the personal motorist market. The Control Board corresponding to the model Q1200 is depicted in Drawing No. 205207 which we have not reviewed.

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 3


     Referring now to Drawing 205119 of the Control Board, there is both a visual indicator, the light-emitting-diode (LED) designated LD101, and an auditory indicator, the loudspeaker designated LS101. The LED is connected, through series resistor R24, between the output pin 16 of the broadcast detector and ground. Thus, every time an in-band radar signal is detected, the LED is illuminated. It is the operation of the loudspeaker which is relevant to the element of of muting in the Patent and which is described as follows. The loudspeaker sounds when the circuit containing the 12-volt source at terminal "1" is completed by connection to ground via field-effect-transistor (FET) switch Q101. When Q101 is in an OFF (or non-conducting) state, no current flows through the loudspeaker and it is silent. When Q101 is switched to an ON (or conducting) state, current flows through from the source to the drain of Q101 and thus through the loudspeaker, the loudspeaker therefore emitting a beep when pulses from an alarm signal over the ALM line, coupled to the gate of Q101, drive Q101 into conduction with each pulse.

     It may not always be desirable to have detection of an in-band radar signal result in activation of the loudspeaker. In particular, as discussed in the Sales Brochure of the Whistler (attached hereto as Exhibit D), when driving in urban or congested areas, the radar detector may encounter signals from microwave burglar alarms and traffic control sensors which would cause continuous sounding of the alarm but for the QUIET mode provided by the device. In the QUIET mode, as described in the Sales Brochure,

         On receipt of the initial weak signal the red warning light will flash but the beeper will emit one to three short audible bursts to keep you advised while maintaining minimum annoyance to the driver. 'Whistler' will not beep again until you drive out of the microwave energy area and encounter a new source of in-band microwave energy.

 The function of silencing the alarm in congested areas is referred to as "muting."

     Muting is accomplished in the Whistler in the following manner. The operator switches a three position OFF/ON/QUIET switch to the QUIET position, with the effect, as can be seen with reference to Drawing 205119, of removing a shunt from across capacitor C104. With the shunt removed from across capacitor C104, the only path for pulses arriving across the ALM line to reach the gate of FET switch Q101 is via the series capacitance of capacitor C104. Whether C104 is charged or not constitutes a switch, since, if C104 is charged, the alarm pulses cannot reach the gate of FET switch Q101 and the loudspeaker cannot be activated. The manner in which C104 is charged is by pulses arriving over the

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 4


ALM line, with the OFF/ON/QUIET switch set to its QUIET (unshunting) position. Three pulses suffice to charge capacitor C104 to the point that further activation of the FET switch gate is effectively cut off. Thus, the combination of the three-position switch and arrival of pulses over the ALM line generates a signal that switches C104 into its charged (and blocking) condition, maintaining a negative blocking voltage on the FET switch gate with respect to ground.

     With the three-position switch in its QUIET position, capacitor C104 stays charged and blocks further activation of the loudspeaker for as long as pulses continue to arrive across the ALM line. When the Whistler ceases to detect an in-band microwave signal, pulses cease to arrive over the ALM line. The charge across capacitor C104 then decays in a predetermined time, namely the time it takes for the charge across C104 to decay through the circuit constituted by resistors R102 and R31. That time is quantitatively governed by FET turn-on gate voltage, v\\gs\\, and the exponential decay time constant equal to the product of the capacitance of C104 times the sum of the resistances of R102 and R31, such that the actual time between cessation of a first alarm signal until a second alarm signal may activate the loudspeaker is 3-5 seconds, based on tests performed by the Whistler Corporation. After a predetermined time on the order of that time constant, a subsequent pulse arriving over the ALM line will again trigger the FET switch and cause the beeping of the loudspeaker. Thus, after the in-band microwave signal goes away, and after a subsequent predetermined time interval, the loudspeaker can be activated again for 2-3 beeps or until the radar detector is switched out of its QUIET mode of operation.

            Dynatech's & Whistler's Production Model Radar Detectors
            --------------------------------------------------------

     We understand that the current production model of the Whistler radar detector, substantially unmodified with respect to the mute feature since 1986, continues to employ a muting function. Muting is accomplished in the production model radar detector by means of a microprocessor executing software which disables the alarm in response to the operator's activation of a muting push-button switch, and which maintains the alarm inactivated for the duration of the initial radar signal and for a period after its cessation.

                                   The Patent
                                   ----------

     The Patent, naming as inventor Richard L. Grimsley, and showing as assignee, on its face, Cincinnati Microwave, Inc., issued December 23, 1986, maturing from an Application filed September 28, 1984, Serial No. 06/656,029 (the "Patent Application"). The Patent Application contained three claims, an independent and dependent apparatus claim and a

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 5

method claim. The claims were generally directed to a type of vehicle-mounted radar warning receiver with a mute means and an electronic switch operating essentially in the following manner: once a police radar signal is detected and the mute means sends a mute signal to the electronic switch, subsequent operation of an alarm indicator can occur only after the original alarm signal has ceased.

     In an Office Action mailed on March 11, 1986, all claims were rejected under 35 U.S.C. (S) 103 as obvious over Jaeger et al. in view of Lee. It was the Examiner's position that it would be obvious to modify the radar warning receiver of Jaeger et al. with the annunciator circuit of Lee, the latter of which allows an operator to mute an alarm during the duration of the alarm condition.

     In his response, the applicant amended claims 1 and 3 to overcome the obviousness rejection over Jaeger in view of Lee by inserting the limitation, in both the apparatus claim 1 and the method claim 3, that a predetermined time must elapse between the cessation of a first alarm signal and the onset of a subsequent alarm signal. In the language of Applicant's response, at pp. 6-8,

     Applicant has amended the claims to include a feature in the annunciator circuit portion of the radar warning receiver not disclosed in Lee nor any other prior art of record. This feature is the time delay during which the mute function is still active even though the alarm condition has ceased. .  . .
          The claims as amended are specifically directed to the non re-
                                                                 ---
     energization of at least one of the alarm indicators as a result of detection of a subsequent police radar signal during the delay period. Inasmuch as the prior art always considered a subsequent alarm condition as being a condition which should be brought (both visually and audibly) to the attention of the operator, the prior art necessarily would not have included any such delay mechanism to preclude re-energization of the alarm.
     . . .

          . . . Not only does the prior art of record fail to show the desirability of such a modification, as discussed above, the essential purpose and operation of the prior art clearly teaches undesirability of such a mechanism.

     Additionally, applicant canceled claim 2, and added new claims 4-17, all of which depend from independent claims 1 and 3, and additionally variously claim the duration of the time delay between cessation of an alarm condition and reactivation of the alarm, as well as a radar detector comprising two separate alarm indicators.

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 6

     A Notice of Allowability, allowing claims 1 and 3-17 of the Application was mailed on July 16, 1986, and the Patent issued on December 23, 1986.

     The Patent contains one independent apparatus claim and one independent method claim, the remaining claims depending from one or the other of claims 1 and 2. Independent claim 1 reads as follows:

     1. A vehicle-mounted police radar warning receiver having an alarm indicator to indicate the presence of a police radar signal, said receiver adapted to allow deenergization of the alarm indicator during a first alarm signal while not preventing energization of the alarm indicator in response to a subsequent second alarm signal occurring more than a predetermined time after the first alarm signal terminates, said receiver comprising:
     an alarm indicator;
          alarm signal generator means for detecting the presence of a police radar signal and for generating an alarm signal during an interval in which said police radar signal is detected and for generating a no-alarm signal in the absence of said police radar being detected;
          mute means for generating a mute signal;
          electronic switch means responsive to said alarm signal generator means and said mute means for energizing and de-energizing said alarm indicator, said electronic switch means comprising:
               first switch means having an ON state and an OFF state for energizing said alarm indicator only in first switch means ON state;
               second switch means having an output coupled to said first switch means, said second switch means output having an enable state and a disable state, for causing said first switch means to be in said ON state in response to said enable state and said alarm signal and for causing said first switch means to be in said OFF state in response to said disable state; and
               timer means being responsive to said alarm generator means for generating an allow signal between onset of said alarm signal and a predetermined time after said alarm signal ceases;
          said second switch means being responsive to said mute means and said timer means, said second switch means initially being in said enable state and thereafter being switchable to said disable state in response to said mute signal being generated while said allow signal is being generated whereby said alarm indicator is de-energized; said second switch means remaining in disable state until said allow signal ceases and thereafter switching to said enable state whereby generation of a second said alarm signal will not cause said alarm

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 7

          indicator to be energized unless said second alarm signal is generated said predetermined time after a first said alarm signal ceases.

     Independent claim 2 reads:

     2. A method of controlling a vehicle-mounted police radar detector alarm indicator comprising:
          generating an alarm signal in response to detectable presence of a police radar signal;
          energizing an alarm indicator in response to initial generation of said alarm signal;
          selectively generating a mute signal while said alarm indicator is energized;
          de-energizing the alarm indicator in response to said mute signal; continuing to de-energize the alarm indicator until a predetermined time after the alarm signal terminates;
          terminating the alarm signal in response to the termination of the detectable presence of police [sic] radar signal whereby a subsequent detectable presence of a police radar signal will again generate an alarm signal but will not energize the alarm indicator unless the alarm signal is again generated after said predetermined time.

                              Invalidity of Claims
                              --------------------

Anticipation
------------

     An issued United States patent enjoys a presumption of validity.  35 U.S.C.
(S) 282. (Further references to sections will be understood to refer to sections of Title 35 of the United States Code.) Nevertheless, a patent may not be obtained if:

     the invention was . . . in public use or on sale in this country, more than
     one year prior to    the date of the application for patent in the United
     States . . . . (S) 102(b).

  In our opinion, independent claim 2 and dependent claims 6 and 14 of the Patent are invalid under (S) 102(b) as being anticipated by the Dynatech model Whistler 1 radar receiver, the predecessor of the presumably accused products.

     The 'public use' and 'on sale' bars to patentability under (S) 102(b) apply to the activities of any party which anticipate the invention or render it obvious. In re Epstein, 32 F.3d 1559, 31 U.S.P.Q.2d 1817, 1823 (Fed. Cir. 1994).
As discussed above, the Whistler was

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 8

on sale in the U.S. more than one year before the earliest effective filing date for the Patent; therefore, under section 102, the Whistler radar detector constitutes prior art to the Patent, prior art which was not considered by the Examiner during prosection of the Application.

     "Invalidity based on lack of novelty (often called 'anticipation') requires that the same invention, including each element and limitation of the claims, was known or used by others before it was invented by the patentee." Hoover Group, Inc. v. Custom Metalcraft, Inc., 66 F.3d 299, 36 U.S.P.Q.2d 1101 (Fed. Cir. 1995). Furthermore, for prior art to anticipate under (S) 102, a showing is required that each element of the claim in issue is found, either expressly or under principles of inherency, in a single prior art reference, or that the claimed invention was previously known or embodied in a single prior art device or practice. Minnesota Mining & Manufacturing Co. v. Johnson & Johnson Orthopaedics, Inc., 976 F.2d 1559, 24 U.S.P.Q.2d 1321 (Fed. Cir. 1992).

     Applying these standards to the Patent, we consider, first, the independent method claim of the Patent, claim 2. Independent claim 2 is drawn to a method of controlling a vehicle-mounted police radar detector alarm indicator and requires six steps.

     (a) The first step of claim 2 of the Patent requires generating an alarm signal in response to detectable presence of a police radar signal. An alarm signal, in the form of a voltage blip appearing across pins 15 and 16 of the demodulator chip, is generated by broadcast detector U2 of the Whistler device.

     (b) The second step of claim 2 of the Patent requires energizing an alarm indicator in response to initial generation of the alarm signal. In the Whistler device, the loudspeaker serves as an alarm indicator and it is energized, by current switched through the FET switch Q101, as soon as the alarm signal is generated by the demodulator chip.

     (c) The third step of claim 2 of the Patent requires selectively generating a mute signal while said alarm indicator is energized. In the Whistler device, the mute signal is the hold-off voltage developed across capacitor C104 by the pulses arriving across line ALM and causing the alarm indicator to be energized. Thus, the mute signal is generated while the alarm signal is being detected and while the alarm indicator is energized. Moreover, the mute signal is not always developed when an alarm signal is received, but only selectively, when the ON/OFF/QUIET switch has been switched, by the operator, into the QUIET, or mute, position.

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 9

     (d) The fourth step of claim 2 of the Patent requires de-energizing the alarm indicator in response to said mute signal. This step is accomplished in the Whistler device when the loudspeaker is silenced, by switching the FET switch into an open, or non-conducting, state, in response to the development of the mute signal hold-off voltage across capacitor C104 under the circumstances described in reference to step (c).

     (e) The fifth step of claim 2 of the Patent requires continuing to de-energize the alarm indicator until a predetermined time after the alarm signal terminates. This step is practiced in the Whistler product, wherein the loudspeaker is silenced for a predetermined period following cessation of a first alarm signal, while the capacitor C104 loses its charge to permit Q101 to enter the conduction state.

     (f) The final step of claim 2 of the Patent requires terminating the alarm signal in response to terminating of the detectable presence of a police radar signal. In the Whistler, the demodulator chip will cease sending an alarm signal over the ALM line when no in-band radar signal is detected. As further required by the final step of claim 2, the demodulator chip of the Whistler will again generate an alarm signal over the ALM line when a subsequent police radar signal is detected, but "will not energize the alarm indicator unless the alarm signal is again generated after said predetermined time," as required by the claim.

     Each element of claim 2, therefore, is found expressly in the operation of the prior art Whistler product. As a consequence, claim 2 is anticipated by the prior art, and is invalid.

     Claim 6 of the Patent depends directly from independent claim 2, adding the limitation that the predetermined time of steps (e) and (f), between cessation of a first alarm signal and possible re-energizing of the alarm indicator in response to subsequent detection of a radar signal, be several seconds. The predetermined time in the Whistler device is governed by the exponential decay time of the charge across capacitor C104 through two series resistances R102 and R31. Since the capacitance of C104 is of the order of micro-Farads, and the resistance of resistor R31 is of the order of mega-Ohms, the resultant time constant is on the order of several seconds, as required by claim 6. Indeed, we understand that experiments performed by Whistler establish a time between cessation of a first alarm signal to possible re-energization of the alarm indicator in the range of 3-5 seconds. Claim 6 is, therefore, also anticipated by the Whistler device and consequently invalid over the prior art under 35 U.S.C. (S) 102(b).

     Claims 13 and 14 of the Patent depends directly from claims 2 and 6, respectively, further requiring two additional steps.

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 10

     (a) Claims 13 and 14 require, further, the step of energizing a second alarm indicator in response to initial generation of the alarm signal. The LED visual indicator of the Whistler device is connected to the output of the alarm generator and is energized if and only if an alarm signal is generated. It is thus energized in response to initial generation of the alarm signal.

     (b) Claim 13 and 14 further require that the second alarm indicator be de-energized in response to termination of the detectable presence of a police radar signal. Since the LED visual indicator of the Whistler device is connected to the output of the alarm generator and since the LED is energized if and only if an alarm signal is generated, its energization therefore ceases in response to termination of the detectable presence of a police radar signal.

     The two additional elements of claims 13 and 14 are thus present in the prior art Whistler device, in addition to the elements of the claims from which claims 13 and 14 depend, therefore, like claims 2 and 6, claims 13 and 14 are anticipated by the prior art and thus invalid.

Obviousness
-----------

     Section 102(b) may create a bar to patentability either alone, if a device placed on sale is an anticipation of the later claimed invention or, in conjunction with 35 U.S.C. (S) 103, if the claimed invention would have been obvious from the on-sale device in conjunction with the prior art. LaBounty Manufacturing, Inc. v. U.S. Int'l Trade Comm'n, 958 F.2d 1066, 22 U.S.P.Q.2d 1025, 1028, (Fed. Cir. 1992).

     Section 103 states, in relevant part, that:

     (a) A patent may not be obtained . . . if the differences between the subject matter sought to be patented and the prior art are such that the subject matter as a whole would have been obvious at the time the invention was made to a person having ordinary skill in the art to which said subject matter pertains.

     As discussed above, all claims initially submitted in the Application ultimately maturing into the Patent were rejected as obvious over Jaeger et al. in view of Lee. Jaeger et al. (U.S. Patent No. 4,313,216) discloses a dual frequency radar receiver having applicability as a police radar warning detector, and differing from the claimed invention, according to the Examiner, in that the latter comprises an indication and/or annunciation circuit that provides for a muting capability. Office Action, p. 2. Lee (U.S. Patent No.3,893,091), submitted by the

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 11

Applicant as prior art, teaches, in the characterization of the Examiner, an annunciation circuit with a provision for operator acknowledgment of the alarm circuit to provide a muting function for the duration of the alarm condition. Substitution of the annunciator circuit capable of muting according to Lee for the indicator circuit of Jaeger et al. was deemed by the Examiner to have been obvious to one of ordinary skill in the art.

     In response to the obviousness rejections, Applicant amended the independent claims (1 and 2 in the Patent as issued) by inserting the limitation that a predetermined time must elapse between the cessation of a first alarm signal and the onset of a subsequent alarm signal. Where a change is made to a claim to overcome an objection based on the prior art, a court may not review the correctness of the objection when deciding whether to apply prosecution history estoppel, since such concerns are properly raised in prosecution or on direct appeal from the denial of a patent. Smith v. Magic City Kennel Club, Inc., 282 U.S. 784 (1931), cited by Warner-Jenkinson Co., Inc. v. Hilton Davis Chemical Co., 117 S.Ct. 1040, 41 U.S.P.Q. 2d 1865 (1997). The claims of the Patent, therefore, may never be construed so broadly as to encompass a radar detector lacking a muting function in which a predetermined time must elapse between the cessation of a first alarm signal and the onset of a subsequent alarm system.

     There is no indication that the Examiner considered any prior art radar detectors having a muting function. The Whistler device, on sale more than one year prior to the application date of the Patent, is a radar detector having a muting function. The Whistler is thus prior art to the claimed invention of the Patent and the Whistler is more pertinent prior art than the Jaeger reference since it is not only a radar detector, like the Jaeger device, but, furthermore, has a muting function. Additionally, the Whistler device is more pertinent prior art than the combination of Jaeger with Lee, because, like Lee it contains a muting function, but it additionally clearly teaches the combination of a radar detector with a muting function, since it, indeed, is a radar detector with a muting function. Thus, if claims 1 and 3 as originally submitted were obvious over Jaeger in light of Lee, then they are at least as obvious over the Whistler device.

     Applicant amended present claims 1 and 2 of the Patent to overcome the obviousness rejection over Jaeger in light of Lee by inserting the limitation that a predetermined time must elapse between the cessation of a first alarm signal and the onset of a subsequent alarm signal. In the Whistler device, a predetermined time must elapse between the cessation of a first alarm signal and the onset of a subsequent alarm signal. Therefore, the amendment of claims 1 and 2 fails to overcome obviousness over the Whistler device because the Whistler device contains the added limitation. It is, however, not necessary to address herein those

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 12


issues with respect to claims 2, 6, and 14 of the Patent, which are invalid under section 102 due to anticipation by the Whistler device.

     The remaining method claims of the Patent, namely claims 7, 8, 15, and 16, vary from the anticipated claims 2 and 14 only as to the duration of the predetermined time between de-energization of the alarm indicator after entering a muting mode, and re-energization upon detection of a subsequent radar signal. This predetermined time is four seconds, in claims 7 and 15, and eight seconds in claims 8 and 16.

     The predetermined time between muting and re-energization upon detection of a subsequent radar signal is governed, in the prior art Whistler device, by the exponential decay of a voltage across a capacitor, by dissipating the charge on the capacitor through a resistance. It is a matter of the most elementary circuit design to vary the time constant of the voltage decay, and thereby change the predetermined time interval, by changing the value of either the capacitance or the resistance, with the time constant equal to the product of the capacitance and the resistance. The choice of a particular duration of muting delay between the time the muting is activated and the time the alarm indicator is reactivated in response to a new radar signal is purely a matter of design choice. The function of the delay, as taught in the Patent at col. 4, line 28, is "to prevent re-energization of the alarm indicator during only a temporary hiatus of alarm conditions, such as would occur with pulsed radar or where the radar signal fades in or out." No particular advantage to the durations claimed in claims 7, 15, 8, and 16 is taught in the Patent, and they appear to be chosen as a matter of convenience due to the availability of a retriggerable one-shot as a component of the alarm detector used in the circuit. Similarly, claim 6, and claim 14, depending from claim 6, even were they not to be deemed anticipated by the prior art Whistler, requiring a duration of an indeterminate "several seconds" prior to reenergization, would be obvious since the choice of a particular duration is purely a matter of design convenience. These claims are, therefore, unpatentable for obviousness over the prior art Whistler device. The choice of any other comparable time duration, arising from a choice of circuit parameters governed by component availability or fabrication convenience is certainly obvious in light of information readily available to a person of ordinary skill in the art of circuit design. Claims 6-8 and 14-16 are, therefore, unpatentable for obviousness over the prior art Whistler device.

                      Construction of the Apparatus Claims
                      ------------------------------------

     The sole independent apparatus claim of the Patent is claim 1. No apparatus claim of the Patent can be infringed unless the independent apparatus claim is infringed. In order to be found in literal infringement of claim 1, the accused Dynatech/Whistler radar detector must

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 13

embody exactly every element of that claim. Johnston v. IVAC Corp., 885 F.2d 1574, 12 U.S.P.Q.2d 1382 (Fed. Cir. 1989).

     The determination of infringement, moreover, is a two-step process. The first step is to construe the claim, the second is to compare the claim to the accused device. Markman v. Westview Instr., Inc., 52 F.3d 967, 976, aff'd, 116 S.Ct. 1384 (1996). The construction of claim 1 is therefore discussed now, in the context of the prior art Dynatech Whistler radar detector, over which claim 1 must be both novel and non-obvious in order to survive as a valid claim in view of 35 U.S.C. (S)(S) 102 and 103, discussed above. For the reasons discussed below, if the claim is construed sufficiently broadly to cover the accused Dynatech radar detectors, it would necessarily cover the prior art Whistler and thus be invalid as anticipated by the Whistler. Conversely, claim 1, construed sufficiently narrowly to avoid anticipation by the Whistler does not cover the accused devices, either literally or under the doctrine of equivalents.

     The preamble of independent claim 1 recites "a vehicle-mounted police radar warning receiver having an alarm indicator to indicate the presence of a police radar signal, said receiver adapted to allow deenergization of the alarm indicator during a first alarm signal while not preventing energization of the alarm indicator in response to a subsequent second alarm signal occurring more than a predetermined time after the first alarm signal terminates." While the preamble of a claim is not considered a limitation if the preamble merely states a purpose of intended use and the remainder of the claim completely defines the invention (DeGeorge v. Bernier, 768 F.2d 1318, 226 U.S.P.Q. 758, 761 fn. 3 (Fed. Cir. 1985)), in this case the words "more than a predetermined time" were added by Applicant in the Amendment of May 6, 1986, and appear to have been deemed necessary by Applicant to distinguish over the prior art. It is thus relevant that the Dynatech Whistler radar detector reads identically on the preamble of claim 1, in that:
     (a) it is a vehicle-mounted police radar warning receiver having a loudspeaker functioning as an alarm indicator to indicate the presence of a police radar signal;
     (b) it allows deenergization of the alarm indicator during a first alarm signal by switching the radar detector into QUIET mode;
     (c) it allows further activation of the loudspeaker in response to receipt of a subsequent alarm signal;
     (d) but only after the elapse of a predetermined time, governed by a circuit time constant, measured to be on the order of 3-5 seconds.

     Turning now to the elements of claim 1 of the Patent, the first element of claim 1 requires an alarm indicator. Two alarm indicators are present in the Whistler device: the LED
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Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 14

and the loudspeaker. It is the latter alarm indicator which is relevant to the alarm indicator references in subsequent elements of claim 1.

     The next element of claim 1 of the Patent requires an alarm signal generator means for detecting the presence of a police radar signal and for generating an alarm signal during an interval in which said police radar signal is detected and for generating a second alarm signal in the absence of said police radar being detected. When an element of a claim is expressed in means-plus-function language, as are the second, third, and fourth elements of claim 1, the scope of the element is limited to the structures disclosed in the Patent and their equivalents. 35 U.S.C. (S) 112, last paragraph. One construing means-plus-function language in a claim must look to the specification of the patent and interpret the language in light of the corresponding structure, material, or acts described therein, and equivalents thereof, to the extent that the specification provides such disclosure. In re Donaldson Co., Inc., 16 F.3d 1189, 29 U.S.P.Q.2d 1845, 1848 (Fed. Cir. 1994) (in banc). In this case, the structure associated with an alarm signal generator means as described in the specification of the Patent at col. 3, line 7, is alarm condition detector 15 which provides an alarm signal output when it determines whether a police radar signal is present. Broadcast detector U2 of the Whistler device operates in this manner precisely, thus the second element is present in the prior art device.

     The third element of claim 1 of the Patent requires a mute means for generating a mute signal. A signal is an indicator or a message communicated from one part of the device to another such as via an electronic quantity like a voltage. In this case, the message communicated is the operator's intent to enter the mute mode of operation. A mute signal is discussed in the description of the Patent at col. 3, lines 53-55, where "[o]utput 42 [of a pulser 40] is typically 'low' and [the pulser ?] emits a short 'high' pulse or momentary mute signal when actuated as will be discussed." The pulser described is a two-pole, manually operable momentary switch with one terminal coupled to a voltage source and the other to output 42. When the operator is made aware of the alarm condition, he may depress the switch and generate a mute pulse which causes switch 30, a D(delay)-type flip-flop, to clock, thereby changing the output of the flip-flop from a "low" (enabling) to a "high" (disabling) state.

     The flip-flop, in this case, operates as a latch; i.e., by virtue of the mute means, activated by the operator, having generated a mute signal, the state of the flip-flop is preserved during the duration of the alarm, and for a predetermined time thereafter. The function of the ON/OFF/QUIET switch in the Whistler device is identical in activating the
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Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 15

latching voltage which is developed across capacitor C104 when muting is enabled by the ON/OFF/QUIET switch in removing the shunt from across the capacitor.

     The activation of a momentary switch (col. 4, line 10 of the Patent) to activate a D-type flip-flop operating as a latch for the duration of an alarm condition is the structural equivalent of a continuous contact switch operating to remove a shunt from a capacitor which remains charged for the duration of an alarm condition. Indeed, momentary contact switches are often used in conjunction with latching circuits or relays to maintain a circuit in a continuous condition which might otherwise be achieved by means of a continuous contact switch.

     The fourth element of claim 1 of the Patent is an electronic switch means, defined in terms of three further elements which comprise it. These are the fifth, sixth, and seventh elements of claim 1 of the Patent, namely a first and second switch means, and a timer means. These three elements are discussed as items (a), (b) and (c) below.

     (a) The first switch means limitation of claim 1 of the Patent has an ON state and an OFF state, and its function is to energize the alarm indicator only in the ON state. The structure corresponding to the first switch means, as described in the Patent at col. 3, lines 56 ff, is a semiconductor AND gate, designated by index 24 in Fig. 1 of the Patent, which provides a path for energizing the alarm indicator (by coupling it to a tone generator) only on the concurrence of two conditions, one governed by the alarm generator and one governed by the second switch.

     The FET switch Q101 of the prior art Whistler performs the identical function to that of the claimed first switch: it has ON and OFF (conducting and non-conducting) states, and functions to energize the alarm indicator (by passing current to the loudspeaker) only in the ON state. The FET switch enables current to pass to the loudspeaker on the concurrence of two conditions: the presence of an alarm pulse transmitted from the alarm generator over the ALM line, and the absence of a hold-off charge on capacitor C104. The structure is equivalent to a semiconductor switch the conduction of which is governed by the voltages at its input in that it is a semiconductor device, and in that the combination of two signals applied to its input determines whether a current may flow between two ports of the device. It differs in that it is a three-port device, while a four-port device is shown for the device within the box surrounded, in Fig. 1 of the Patent, by a dashed line representing the switch means designated by label 24. It is known in the art, however, that summation function may be performed at a single port of a semiconductor device. A narrow construction of claim 1 might
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Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 16

limit the means-plus-function language of this element to a four-port semiconductor logic device in order to avoid anticipation by the prior art Whistler device.

     (b) The second switch means limitation of claim 1 has an output coupled to the first switch means, where the output has an enable state and a disable state for causing the first switch means to be in ON and OFF states respectively. The capacitor C104 of the Whistler is functionally identical in that it has an output, namely the voltage held on the gate of FET switch Q101 by the charge on its plate which is electrically coupled to the FET gate. When the voltage exceeds the FET hold-off voltage, the output is in a disable state, causing the FET, which is the first switch means, to be in an OFF state. Similarly, when the capacitor has discharged through the series resistors R102 and R31, the output falls below the hold-off voltage, and is thus in an enable state, causing the FET to be in an ON state.

     The structure corresponding to the second switch means as disclosed in the Patent is a dashed line enclosure, designated by label 30, which contains a D-type flip-flop, designated 70, (mislabeled "36 " in Fig. 1 of the Patent) "such as is contained in a 4013 type integrated circuit." The Patent, at col. 4, line
16. It is reasonable to consider the capacitor of the Whistler device an equivalent structure, in that it provides a voltage which either exceeds a hold-off voltage threshold or does not, and is therefore functionally binary like a logical switch. The second switch means of the prior art Whistler device is an analog circuit equivalent, functioning identically to the logic circuit structure described in the Patent. On the other hand, it is also possible that the Patent might be sufficiently narrowly construed as to limit the second switch means to a logic device implemented on a dedicated logic chip.

     (c) The electronic switch means of claim 1, finally, comprises a timer means that is responsive to the alarm generator for generating an allow signal between the onset of the alarm signal and a predetermined time after the alarm signal ceases. In the prior art Whistler radar detector, the connection of capacitor C104 with resistors R102 and R31 performs the identical function of generating an allow signal, which, in the Whistler circuit, is the voltage applied between ground and the gate of the FET. This voltage is generated at the onset of the alarm signal, by buildup of charge on capacitor C104. The voltage remains present during the duration of the alarm signal, and for a predetermined duration thereafter, as determined by the time constant of the decay circuit comprising the capacitor and two resistors.

     The structure corresponding to the timer means as disclosed in the Patent is the alarm generator itself which, as described at col. 4, lines 32 ff, "includes a retriggerable one-shot (not shown) which maintains the alarm condition signal on output 16 for the duration of the alarm condition and for approximately four seconds thereafter." Additionally, the retriggerable
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Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 17

one-shot on board the alarm generator may be supplemented by a second retriggerable one-shot between input 34 and reset input 38 of the flip-flop 70. A retriggerable one-shot, otherwise known in the art as a retriggerable monostable multivibrator, and as discussed, for example, in J. Millman, Microelectronics: Digital and Analog Circuits and Systems (McGraw-Hill, 1979), at pages 633-35, is a logic circuit comprising a capacitor/resistor combination, in which a voltage v\\c\\ across the capacitor decays according to a specified exponential time constant thereby causing an output voltage v\\o\\ of the logic circuit to remain in a specified state for a duration of time determined by the product of the capacitance times the resistance of the capacitor/resistor combination.

     The use of an analog circuit, containing a capacitance and a series resistance as in the prior art Whistler device, is thus equivalent to a logical one-shot, maintaining a voltage above a prescribed trigger condition for a prescribed duration of time. It is also possible, however, that the Patent might be sufficiently narrowly construed as to limit the timer means to a logical circuit implemented on a single chip, or, more narrowly, to a retriggerable one-shot, or, yet more narrowly, to a retriggerable one-shot implemented on the same chip as the alarm generator.

     The Patent owner is thus able to counter the anticipation of claim 1 of the Patent by the Whistler only by narrowing the construction of the claim in two ways. This first is to assert that the slide switch, which signals the intent of the operator to enter the mute mode, is neither the same nor equivalent to the momentary switch combination with a D-type flip-flop latch described in the specification. The second is to assert that the electronic means and its subsidiary first and second switch means and timer means of the patent are limited to a particular configuration, wherein (a) the first switch means is a semiconductor logical AND gate; (b) the second switch means is a D-type flip-flop such as implemented on a 4013 type integrated circuit; and (c) the timer means is a retriggerable one-shot. Recognizing that both the apparatus claimed in claim 1 of the Patent as well as the prior-art Whistler device provide the function of muting an alarm for a prescribed time after cessation of an alarm signal, the essence of both arguments is that the claim is only broad enough to cover an apparatus performing a muting-for-prescribed-time function which is implemented by semiconductor logical devices of the type described in the Patent.

        Literal Infringement of the Narrowly-Construed Apparatus Claims
        ---------------------------------------------------------------

     As discussed above, claim 1 of the Patent is the only independent apparatus claim of the Patent and no apparatus claim can be infringed unless independent claim 1 is infringed. For the purposes of the discussion in this section, it is assumed that claim 1 may be construed

Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 18

sufficiently narrowly as to avoid anticipation by, or obviousness over, the prior art Whistler device.

     Claim 1 is drawn to "a vehicle-mounted police radar warning receiver having an alarm indicator to indicate the presence of a police radar signal, said receiver adapted to allow deenergization of the alarm indicator during a first alarm signal while not preventing energization of the alarm indicator in response to a subsequent second alarm signal occurring more than a predetermined time after the first alarm signal terminates."

     Since all radar warning receivers contain the elements of at least one alarm indicator as well as an alarm signal generator, the only elements of claim 1 of the Patent which need to be considered here are those requiring a mute means and an electronic switch means. As discussed above, the mute means language, construed to allow validity of the claim over the prior art, must cover a pulser emitting a momentary mute signal and a logical latch circuit. Similarly, the electronic switch means language, similarly construed to allow validity, must cover the combination of (a) a semiconductor logical AND gate first switch means; (b) a D-type flip-flop second switch means; and (c) a retriggerable one-shot timer means.

     The accused Dynatech/Whistler production model radar detector is understood to comprise a mute means including a microprocessor containing a memory address which contains a software bit set to indicate a mute status if so activated by the operator of the device. Additionally, it is understood that the microprocessor of the Dynatech/Whistler production model radar detector may perform the function, as described in terms most like the language of the Patent, of allowing the alarm indicator to be deenergized during a first alarm signal and for a predetermined period following cessation of the first alarm signal.

     The accused Dynatech/Whistler production model radar detector cannot infringe the Patent because the mute means for generating a mute signal embodied in the Dynatech/Whistler production model radar detector lacks a pulser and a D-type flip-flop latch circuit. Were the mute means of the apparatus claims of the Patent to be construed broadly enough to encompass the operator-directed setting of a bit in a computer memory location, other electronic arrangements for generating a mute signal would also be covered, such as the charging of a capacitor by pulses directed to the capacitor by the selection of the QUIET position of a muting switch. However, the prior art described above would anticipate the claim, were it to be construed so broadly. Therefore, the accused radar detector lacks the mute means element of claim 1, were it construed to avoid invalidity.
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Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 19

     Additionally, the accused Dynatech/Whistler production model radar detector cannot infringe the Patent because the Dynatech/Whistler production model radar detector lacks an "electronic switch means" comprised of a semiconductor logical AND gate first switch means, a D-type flip-flop second switch means, and a retriggerable one-shot timer means. In fact, the accused Dynatech/Whistler production model radar detector has none of the three required components of the electronic switch means for energizing and de-energizing the alarm indicator. Whereas it might be argued that each of the required functions (namely, energizing the alarm indicator, causing the energizing device to be in an ON state, and generating an allow signal between onset of the alarm signal until a predetermined time after said alarm signal ceases) is performed in the accused device, the means-plus-function language of the claim may not be construed so broadly as to be infringed by any structure performing the recited functions, since the electronic switch means of the prior art Whistler does perform the recited functions. In the accused production model radar detector the energizing device is, itself, the microprocessor, and its ON state, for purposes of determining whether the alarm indicator is energized, is the setting of an alarm bit. No semiconductor logical AND gate having three input ports is present, whereas a construction of the claim supporting distinction over the prior art Whistler device would support no other embodiment of the first switch means, since the prior art Whistler device has a semiconductor first switch means having two input ports and the sole distinction must lie in the presence of a third input port. Similarly, if the accused Dynatech/Whistler production model radar detector is deemed to contain structure functioning to generate an allow signal between onset of the alarm signal until a predetermined time after said alarm signal ceases, that structure is the microprocessor itself, determining time on the basis of an on-board clock, which structure is entirely absent in the description of the Patent, and which cannot be covered by the timing means language of the Patent which must be limited in scope to the described resettable one-shot if the exponential decay of charge on a capacitor is not to anticipate the claim or render it obvious.

     Thus there is no structure in the accused Dynatech/Whistler production model radar detector which lies within the scope of either the mute means, first and second switch means, or timer means language of claim 1 of the Patent when the claim is construed so as not to be anticipated by, nor obvious over, the prior art. Consequently, the accused device cannot infringe claim 1 of the Patent. Additionally, if a device does not infringe an independent claim, it cannot infringe any claims depending from the independent claim, since each dependent claim is considered to include all the limitations set forth in the claim from which it depends. 35 U.S.C. (S) 112, fourth paragraph. Since all of the dependent apparatus claims of the Patent, claims 3-5 and 9-12, include the limitations of independent claim 1, a finding of non-infringement of claim 1 compels a similar finding of non-infringement for these dependent claims. If claim 1 is held to be invalid, either as anticipated by the Whistler or
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Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 20

otherwise, then claims 3-5 and 9-12 are similarly invalid because they are obvious over the prior art, given the invalidity of claim 1, for the same reasons that claims 7, 8, 15, and 16 of the Patent are obvious over the prior art, given the invalidity of claim 2, as discussed above. In particular, claim 9 differs from claim 1 only as to the additional requirement of an second alarm indicator and a means for energizing the second alarm indicator while the alarm signal is being generated. The two additional elements of claim 9 are present in the prior art Whistler device, such that if claim 1 is invalid, claim 9 would be invalid for obviousness over the prior art Whistler device. Similarly, claims 3-5 and 10-12 differ from claims 1 and 9 only as to the predetermined time between de-enegization of the alarm indicator after entering a muting mode and re-energization upon detection of a subsequent radar signal. As discussed above, it is a matter of the most elementary circuit design to vary the time constant of the voltage decay and thereby change the predetermined time interval. The choice of a particular duration of muting delay is purely a matter of design choice, with no particular advantage taught in the Patent with respect to the durations claimed in claims 3-5 and 10-12. In light of the above discussion, if claim 1 is invalid, claims 3-5 and 10-12 are also unpatentable for obviousness.

     Furthermore, the same reasoning as has been applied to claim 1 with respect to the impossibility of valid construction to cover the production model Dynatech/Whistler device similarly applies to dependent claims 3-5 and 9-12 of the Patent. Since the dependent claims set forth additional limitations, such as the duration of the alarm muting and a second alarm indicator, there may also be additional reasons why Dynatech/Whistler accused products do not infringe the dependent claims of the Patent.

                            Doctrine of Equivalents
                            -----------------------

     Under certain circumstances, the doctrine of equivalents may permit a patentee to hold as an infringement a product or process that does not fall within the literal terms of the claim. In general, a product may be considered to infringe a patent under the doctrine of equivalents "if each element of a patent claim has an equivalent in the item that is accused of infringement." Warner-Jenkinson Co., Inc. V. Hilton Davis Chemical Co., 117 S.Ct. 1040, 41 U.S.P.Q. 2d 1865 (1997). How broadly the claims will be expanded under the doctrine of equivalents depends on the degree of invention; that is, pioneer patents are entitled to a broad range of equivalents, and narrow improvements in crowded fields are entitled to only a limited range or no range of equivalents. Texas Instruments, Inc. v. U.S. International Trade Commission, 805 F.2d 1558, 231 U.S.P.Q. 833 (Fed.Cir. 1986).
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Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 21

     At the time of the application for the Patent, the prior art Whistler radar detector was on sale, and performed the identical function, as recited in the preamble to claim 1, of the claimed apparatus. Additionally, the prior art Whistler radar detector contained means, corresponding to each and every one of the elements of claim 1 of the Patent, which individually performed identical functions to the means required by each of the elements. Consequently, the Patent is not entitled to an expansive interpretation under the doctrine of equivalents as a pioneer patent would be. Moreover, the doctrine of equivalents cannot be used to protect subject matter in, or obvious in light of, the prior art. Athletic Alternatives Inc. v. Prince Manufacturing Inc., 37 U.S.P.Q.2d 1373, (Fed. Cir. 1996), citing Wilson Sporting Goods Co. v. David Geoffrey & Assocs., 904 F.2d 677, 684, 14 U.S.P.Q.2d 1942, 1948 (Fed. Cir.) cert. denied,
498 U.S. 992 (1990).

     Thus, with respect to each of the means-plus-function elements of claim 1 of the Patent, which, as discussed above, are not entitled to construction so broad as to cover the accused Dynatech/Whistler software-implemented muting function, neither are the elements entitled to be broadened under the doctrine of equivalents without encompassing, by virtue of the broader construction, the prior art Whistler device. In particular, the circuit described in the Patent is made up of semiconductor devices which function identically to the circuit elements of the Whistler. If claim 1 of the Patent is construed so narrowly as exclude anticipation by the Whistler, the structure requirements must also be so specific as also to preclude infringement by all but very specifically construed components such as a D-type flip-flop, in the case of a switch means, and a multistable one-shot, in the case of a timing means. In either case, to be a substantial equivalent, "the element substituted in the accused device for the element set forth in the claim must not be such as would substantially change the way in which the function of the claimed invention is performed." Perkin-Elmer Corp. v. Westinghouse Elec. Corp., 822 F.2d 1528, 1533, 3 U.S.P.Q.2d 1321, 1325 (Fed. Cir. 1987) quoted in Pennwalt Corp. v. Durand-Wayland Inc., 833 F.2d 931, 4 U.S.P.Q.2d 1737, 1740 (Fed. Cir. 1987). Since a software implementation of a logical circuit function changes the way in which a function of the claimed invention is performed to no lesser degree than an analog circuit implementation of the identical function, both must similarly fall within the same equivalents, since there are no grounds upon which to distinguish software equivalents from analog circuit equivalents.

     Thus, claim 1, construed so as to be validly patentable over the prior art Whistler device, cannot be expanded under the doctrine of equivalents to cover the accused Dynatech/Whistler production model radar detector since any equivalent that would cover a software implementation of the semiconductor circuit would similarly encompass the prior art Whistler implementation. Since all of the dependent apparatus claims of the Patent, claims 3-5
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Mark V. Tremallo, Esq.
Mr. Michael Burnell
April 28, 1998
Page 22

and 9-12, include the limitations of independent claim 1, a finding of non-infringement of claim 1 compels a similar finding of non-infringement for these dependent claims.

     In addition to the invalidity defense, it may be that the Patent is unenforceable owing to inequitable conduct in connection with prosecution of the Patent Application, since, if Applicant knew of the operation of the Whistler, the Response affirmatively mischaracterized operation of prior art devices. FMC Corp. v. Manitowoc Co., Inc., 835 F.2d 1411, 1415 (Fed. Cir. 1987); Kingsdown Medical Consultants, Ltd. v. Hollister Inc., 863 F.2d 867, 876 (Fed Cir. 1988) (en banc).

     In light of the foregoing, we are of the opinion that the method claims of the Patent are invalid, and that the apparatus claims of the Patent cannot be construed so broadly as to cover any radar detectors produced by Dynatech or Whistler.

     We believe that the opinions expressed herein and the bases in support thereof are reasonable, but we cannot provide any assurances that a court or a government agency would reach the same conclusions.

     This opinion is provided solely for the information of the corporate addressee hereof and is not to be quoted, in whole or in part, nor referred to, nor filed with any government agency or other person, without our prior written consent. This opinion is prepared solely for an evaluation of the matters discussed herein under the patent laws of the United States.

                              Sincerely,

                              /s/ BROMBERG & SUNSTEIN LLP

                              BROMBERG & SUNSTEIN LLP

Enclosures